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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 21, 2006

Commission File Number 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1:
Material Change Report of Falconbridge Limited ("Falconbridge"), dated March 21, 2006, disclosing the approval by the Board of Directors of Falconbridge of a shareholder rights plan (the "Rights Plan"), the adoption and entering into by Falconbridge with CIBC Mellon Trust Company of an agreement setting forth the terms of the Rights Plan and the issuance of the Rights under the Rights Plan, a summary of the Rights being set forth in the Material Change Report.
Exhibit 99.2:	Press Release, dated March 21, 2006, of Falconbridge Limited disclosing adoption of the Rights Plan, the purpose and nature thereof and the issuance of Rights thereunder.
Exhibit 99.3:
Shareholders Rights Plan Agreement, dated as of March 21, 2006, between Falconbridge Limited and CIBC Mellon Trust Company, as Rights Agent (incorporated by reference to Falconbridge's Form 8-A (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2006).

The Material Change Report in Exhibit 99.1 shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The Material Change Report in Exhibit 99.1 is specifically incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-126529).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
March 22, 2006
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 99.1:
Material Change Report of Falconbridge Limited ("Falconbridge"), dated March 21, 2006, disclosing the approval by the Board of Directors of Falconbridge of a shareholder rights plan (the "Rights Plan"), the adoption and entering into by Falconbridge with CIBC Mellon Trust Company of an agreement setting forth the terms of the Rights Plan and the issuance of the Rights under the Rights Plan, a summary of the Rights being set forth in full in a schedule to the Material Change Report.
Exhibit 99.2:	Press Release, dated March 21, 2006, of Falconbridge Limited disclosing adoption of the Rights Plan, the purpose and nature thereof and the issuance of Rights thereunder.
Exhibit 99.3:
Shareholders Rights Plan Agreement, dated as of March 21, 2006, between Falconbridge Limited and CIBC Mellon Trust Company, as Rights Agent (incorporated by reference to Falconbridge's Form 8-A (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2006).

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SIGNATURES
Exhibit Index